FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Additional Listing dated 27 February 2017
Exhibit No. 2	Director/PDMR Shareholding 27 February 2017
Exhibit No. 3	Total Voting Rights dated 28 February 2017

Exhibit No. 1

The Royal Bank of Scotland Group plc
Additional Listing

27 February 2017

The Royal Bank of Scotland Group plc announces that application has been made to the UK Listing Authority and to the London Stock Exchange for a block listing of 12,000,000 (twelve million) ordinary shares of 100 pence each to be admitted to the Official List and to trade on the London Stock Exchange. Admission of the shares is expected to be effective on 1 March 2017.

The shares will be allotted pursuant to the Company's obligations under the following share plan:

●
12,000,000 (twelve million) ordinary shares of 100 pence each in respect of The RBS 2010 Deferral Plan.

Participants in this employee share plan have or will become entitled to new shares following the vesting of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

For further information contact:-
RBS Media Relations - +44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

27 February 2017
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596

The Royal Bank of Scotland Group plc (the "Company") announces that it was notified on 27 February 2017 that Ewen Stevenson purchased 30,000 ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on that date.   The purchase price of the Shares was £2.342. The transaction took place on the London Stock Exchange (XLON).

Person responsible for making notification:-
Aileen Taylor, Company Secretary

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205
For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 February 2017
Ordinary shares of £1	11,823,235,983	4	47,292,943,932
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,824,135,983		47,296,543,932

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary